082-03470

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

09047154

15th October, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th September, 2009

We enclose the Company's Shareholding Pattern as on quarter ended 30th September, 2009 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited
Scrip Code, Name of the scrip, class of security : Scrip Code - ITC (NSE), 500875 (BSE) , 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares
Quarter ended : 30th September, 2009

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0	0.00
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	0	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
(B)	**Public shareholding**						N.A.	N.A.
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds / UTI	273	575545252	575276932	15.29	15.23		
(b)	Financial Institutions / Banks	150	5068953	4689798	0.14	0.13		
(c)	Central Government / State Government(s)	1	1500840	1500840	0.04	0.04		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	24	842363238	836983683	22.38	22.28		
(f)	Foreign Institutional Investors	535	494113004	493940024	13.13	13.07		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	**983**	**1918591287**	**1912391277**	**50.98**	**50.75**		
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	3744	172279244	171205529	4.58	4.56		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	341220	399620757	298756202	10.62	10.57		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	170	40252808	33220808	1.07	1.06		
(c)	Any Other :							
	(i) NRIs	5881	21469638	14143743	0.57	0.57		
	(ii) Foreign Companies	12	1207639094	1101044	32.09	31.95		
	(iii) Foreign Nationals	8	232435	10313	0.00	0.01		
	(iv) Trust	51	1600976	1600976	0.04	0.04		
	(v) Clearing Members	553	1999529	1999529	0.05	0.05		
	Sub-Total (B)(2)	**351639**	**1845094479**	**522038144**	**49.02**	**48.81**		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**352622**	**3763685766**	**2434429421**	**100.00**	**99.56**	N.A.	N.A.
	TOTAL (A) + (B)	**352622**	**3763685766**	**2434429421**	**100.00**	**99.56**		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	16493754	16475754	N.A.	0.44	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	**352624**	**3780179520**	**2450905175**	**xxx**	**100.00**	**0**	**0.00**

ITC Limited, Road, Kolkata-71

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	**0**	**0.00**	**0**	**0.00**	0.00

ITC Limited
37, J.L. Nehru Road, Kolkata-71

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.26
2	Life Insurance Corporation of India	514955915	13.62
3	Specified Undertaking of the Unit Trust of India	448360545	11.86
4	Myddleton Investment Co. Ltd	162103980	4.29
5	The New India Assurance Company Limited	86906835	2.30
6	General Insurance Corporation of India	73467104	1.94
7	The Oriental Insurance Company Limited	71195780	1.88
8	National Insurance Company Limited	65361110	1.73
9	Rothmans International Enterprises Limited	51651630	1.37
10	ICICI Prudential Life Insurance Company Ltd.	41491538	1.10
	Total	**2508276877**	**66.35**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	**0**	**0.00**

ITC Limited
37, J. L. Nehru Road, Kolkata-71

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	GDRs	16493754	16493754	0.44
	Total	**16493754**	**16493754**	**0.44**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

NOT APPLICABLE

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
-	-	-	-	-
	Total			

Note: The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

37, J. L. Nehru Road, Kolkata-71
ITC Limited

(III)(a) **Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.**

(Give description of voting rights for each class of security.
Class X:
Class Y:
Class Z:)

NOT APPLICABLE

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	**Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	**Foreign**						
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	**Public shareholding**						N.A.
(1)	**Institutions**						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	**Non-Institutions**						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.01	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	100.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	100.00	0.00	
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0

ITC Limited
37, J. Nehru Road, Kolkata-71

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.